Exhibit 99.3

THUNDER POWER HOLDINGS, INC.

CHARTER OF THE NOMINATING AND CORPORATE
GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

(Last Revised: July 29, 2024)

I.	PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Thunder Power Holdings, Inc. (the “Company”) is to: (i) identify, review and evaluate candidates to serve as directors on the Board of the Company, and make recommendations to the Board of candidates for all directorships to be filled by the stockholders or the Board; (ii) consider and make recommendations to the Board concerning the size and composition of the Board, and to consider from time to time the Board committee structure and makeup; (iii) review, evaluate and make recommendations to the Board regarding the Company’s corporate governance policies and practices; (iv) oversee the Board and each committee of the Board in its annual performance self-evaluation, including the establishment of criteria to be used in connection with such evaluation; (v) review and evaluate the performance of the Chief Executive Officer (“CEO”) and serve as a focal point for CEO succession planning; and, (vi) provide oversight of the governance affairs of the Board and the Company.

II.	COMPOSITION

The Committee shall consist of not less than three members of the Board appointed by resolution of the Board and shall serve at the discretion of the Board. All the members of the Committee shall satisfy the independence and composition requirements under the listing standards and other applicable rules of the Nasdaq Stock Market (“Nasdaq”), or such other stock market on which the Company’s securities may be listed from time to time, subject to any permitted exceptions thereunder, the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the “SEC”), and shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

The Committee, by vote of a majority of the members of the Committee, shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of independent directors. The Committee’s chairperson shall be designated by the Board or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the Committee.

III.	FUNCTIONS AND AUTHORITY

The conduct and operation of the Committee and the Company’s director nomination process will be subject to the provisions of the Amended and Restated Bylaws (as may be amended, restated, supplemented and otherwise modified from time to time, the “Bylaws”) of the Company, as in effect from time to time, and Section 141 of the Delaware General Corporation Law. The Committee will have the full power and authority to carry out the following responsibilities:

1.	Develop Criteria and Qualifications. Develop criteria and qualifications for selecting new members of the Board, which may include the development of a policy with regard to the consideration of director candidates recommended by stockholders, and review and revise such criteria, qualifications and policy as the Committee deems appropriate. For all potential candidates, the Committee shall consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the Company’s stockholders.

2.	Identification of Candidates. Identify, evaluate and recommend potential candidates qualified to serve as directors on the Board and its committees, whether such directorships are filled by the Board or the stockholders. The Committee may consider nominees for director recommended by the Company’s stockholders and from other sources, such as other directors or officers, third party search firms or other appropriate sources. Nominations must be made in accordance with the Company’s Bylaws and any other policies adopted by the Committee from time to time.

3.	Information Gathering and Interviewing. Gather information and background on all candidates for membership on the Board.

4.	Candidate Recommendations. Recommend to the Board candidates for membership on the Board.

5.	Reelection of Current Directors. Recommend to the Board regarding whether a current director should stand for reelection.

6.	Board Composition Recommendations. Recommend to the Board approaches regarding overall Board composition and makeup, and recommend to the Board succession and retirement policies and other policies and procedures, in matters unrelated to compensation, affecting Board members.

7.	Board Committee Structure. Recommend to the Board the committees of the Board to be established and the delegated responsibilities to be included in each Board committee’s charter.

8.	Committee Member Appointments. Recommend to the Board the overall composition and make-up of each Board committee, including the chairperson of each committee.

9.	Board Meeting Policies. Review and recommend to the Board and management meeting schedules and locations; meeting agendas, including topics, order of attention and time allocation; presence and participation of senior management; and written materials distributed in advance of meetings.

10.	Board and Committee Evaluations. Establish the criteria and processes to be used by the Board and the Board committees in their annual performance self-evaluations and oversee such evaluations to assess whether the Board, its individual directors and the committees are functioning effectively.

11.	Corporate Governance Policies or Guidelines. Develop and recommend to the Board corporate governance principles, policies or guidelines, including codes of conduct and securities trading related policies and procedures, and any changes thereto.

12.	CEO – Evaluation and Succession.

o	Assist the Board in developing a succession plan for the CEO; and

o	Evaluate, at least annually, the performance of the CEO if such evaluation is not conducted by the full Board.

13.	Stock Ownership Guidelines. Monitor compliance by officers and directors with the Company’s stock ownership guidelines.

14.	Stockholder Proposals. Review and make recommendations to the Board regarding the Company’s response to stockholder proposals.

15.	Sustainability. Assist the Board in its oversight of the Company’s principles programs and practices on sustainability topics, including environment and social affairs, as well as the Company’s reporting on these topics and periodically review reports on same.

16.	Charter Review. Review and assess the adequacy of this Charter annually and, if deemed necessary or appropriate by the Committee, recommend to the Board any changes or amendments thereto.

17.	Miscellaneous. Perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing, including without limitation as may be required by applicable laws, rules and regulations and Nasdaq, the Company’s amended and restated Certificate of Incorporation and Bylaws (as each may be amended, restated, supplemented and otherwise modified from time to time), or by the Board.

IV.	MEETINGS AND PROCEDURES

The Committee will hold meetings as and when the Committee deems appropriate. The Committee will meet at the written request (which may be by electronic mail) of its Chairperson, a majority of the members of the Committee, or a majority of the members of the Board. The Chairperson of the Committee shall preside at meetings of the Committee and shall have authority to set agendas for meetings, and determine the Committee’s information needs, except as otherwise provided by the Board or the Committee. In the absence of the Chairperson at a duly convened meeting, the Committee shall select a temporary substitute from among its members to serve as chair of the meeting.

The Committee may request that members of management, independent advisers and consultants, and others attend meetings and provide pertinent information, as necessary. In order to foster open communications, the Committee shall meet at such times as it deems appropriate or as otherwise required by applicable law, rules or regulations in separate executive sessions to discuss any matters that the Committee believes should be discussed privately.

Notice of meetings shall be given to all Committee members or may be waived, in the same manner as required for meetings of the Board. Meetings of the Committee may be in person, or by telephone or video conference or similar communications equipment by means of which all participants can hear and communicate with each other at the same time. Each member of the Committee shall have one vote. A majority of the members of the Committee, or a duly appointed subcommittee thereof, shall constitute a quorum for a meeting, and the affirmative vote of a majority of members present at a meeting at which a quorum is present shall constitute the action of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting. The Committee shall otherwise establish its own rules of procedure.

The agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. The Committee shall keep regular minutes and such other records of its meetings as it deems appropriate. The minutes shall be circulated in draft form to all Committee members to ensure an accurate final record, shall be approved at a subsequent meeting of the Committee, and then filed with the records of the Committee and the Board.

V.	INDEPENDENT ADVICE

The Committee may seek accounting, legal, recruitment or other expert advice from a source independent of management and shall have the authority to approve the fees and other retention terms for such experts. Without limiting the foregoing, the Committee has the express authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms.

VI.	REPORTING

The chairperson shall report on the Committee’s activities at Board meetings and periodically update the Board on material developments in the area of corporate governance and annually provide the required information regarding the Committee’s “nominating” responsibilities to be included in the Company’s annual proxy statement in accordance with applicable SEC rules and any other applicable laws, rules and regulations.

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